Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings as defined:
Pre-tax income	53,717	123,157	85,570	28,537	94,572
Distributions from investees	19,169	9,322	12,212	6,715	13,741
Interest expense	132,538	93,939	72,572	104,415	37,998
(Income) in equity of affiliate	(29,764)	(19,966)	(23,963)	(15,213)	(24,399)
Interest portion of rental expense (1)	1,367	1,438	1,223	1,301	1,275
Total earnings	177,027	207,890	147,614	125,755	123,187
Fixed charges as defined:
Interest expense	132,538	93,939	72,572	104,415	37,998
Interest portion of rent expense (1)	1,367	1,438	1,223	1,301	1,275
Total fixed charges	133,905	95,377	73,795	105,716	39,273
Ratio of earnings to fixed charges	1.32	2.18	2.00	1.19	3.14

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(1) One-third of rent expense is the portion deemed representative of the interest factor.